UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                             Bingo.com, Ltd.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                               G11152108
                            (CUSIP Number)

                   Praetorian Capital Management LLC
                   1000 South Pointe Dr, Suite 2304
                        Miami Beach, FL  33139
                             504-231-3714
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             January 23, 2009
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 7 Pages





CUSIP No. G11152108               13D                Page 2 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               8,192,723 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         8,192,723 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    8,192,723 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  21.5%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________




CUSIP No. G11152108               13D                Page 3 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               8,192,723 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         8,192,723 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    8,192,723 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  21.5%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________






CUSIP No.  G11152108              13D                Page 4 of 7 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Bingo.com, Ltd. (the "Issuer"). The Issuer's principal executive offices are located at National Bank of Anguilla Corporate Building, 1st Floor, St Mary's Road, TV1 02P, The Valley, Anguilla, B.W.I.

Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company (the "Fund") (collectively, the Management Company and the Fund are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer. The Management Company formerly served as the investment manager or advisor to Praetorian Institutional Offshore Ltd. ("PIO Ltd."), a Cayman Inlands exempted company that closed as of December 31, 2008 (the "Former Fund").

As of December 31, 2008, the Former Fund was closed and its assets are in the process of being distributed out to the underlying investors in the Former Fund via in-kind distributions. Investors owning approximately 47% of the assets in the Former Fund chose to redeem their investment in the Former Fund via in-kind distributions. Investors owning approximately 53% of the assets in the Former Fund chose to transfer their investment from the Former Fund to the Fund.

As of December 31, 2008, certain investors in the Fund (representing approximately 33% of the assets held by the Fund prior to the additions from the Former Fund investors) choose to withdraw their investment in the Fund via in-kind distributions. The combination of the redeeming investors from the Former Fund and the redeeming investors from the Fund are collectively the "Redeeming Investors."

(b) The address of the business office of the Reporting Person is c/o Praetorian Capital Management LLC, 1000 South Pointe Dr., Suite 2304, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The principal business of the Fund is to serve as an investment fund under the direction of the Management
Company.

(d) During the last five years, neither the Management Company nor the Funds have been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Funds have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Fund is a Cayman Islands exempted company.
CUSIP No.  G11152108              13D                Page 5 of 7 Pages
______________________________________________________________________


Item 3. Source and Amount of Funds or Other Consideration
Our last 13D filing was dated October 1, 2008, and provided documentation of prior purchase and sale activity (see Item 5 (a)) through September 30, 2008. There were no purchases or sales between October 1, 2008 and December 31, 2008. As of December 31, 2008, 3,303,525 shares of Common Stock and warrants to purchase 925,852 shares of Common Stock are in the process of being distributed to the Redeeming Investors. There is no receipt of cash or payment of cash associated with the in-kind distributions to the Redeeming Investors. The Reporting Person continues to hold warrants to purchase 1,874,148 shares of Common Stock from the Issuer.


Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity.

The Reporting Person may acquire additional Common Stock via open-market transactions. The Reporting Person may choose to exercise warrants to acquire additional shares (see Item 5(a)). However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 8,192,723 shares of Common Stock, representing approximately 21.5% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, those values include 1,874,148 shares of Common Stock which may be acquired under a warrant purchase agreement between the Issuer and the Reporting Person. All percentages set forth in this
Schedule 13D are based on the Issuer's statements on its 10-Q for the quarter ended September 30, 2008 as to the number of outstanding shares of common stock (36,200,203). If the warrants purchased by the Reporting Person were exercised, the total number of shares outstanding would be 38,074,351, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreement have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 6,318,575, which represents 17.5% of the 36,200,203 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrant purchase agreement between the Issuer and the Reporting Person).


CUSIP No.  G11152108              13D                Page 6 of 7 Pages
______________________________________________________________________


 (b)  See Item 2(a).

 (c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer between October 31, 2008 and December 31, 2008.

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share   How effected

PIO Ltd.   12/31/2008   n/a       (414,198)   n/a     Distributing to
                                                        Redeeming
                                                        Investors
PIO Ltd.   12/31/2008   n/a       (469,902)   n/a     Transferring to
                                                        PO Ltd.
PO Ltd.    12/31/2008   n/a       (2,889,327) n/a     Distributing to
                                                        Redeeming
                                                        Investors
PO Ltd.    12/31/2008   n/a       469,902     n/a     Transferring from
                                                         PIO Ltd.

The following table sets forth all transactions by the Reporting Person with respect to the warrants to purchase Common Stock of the Issuer between October 31, 2008 and December 31, 2008.

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share   How effected

PO Ltd.    12/31/2008   n/a       (925,852)   n/a     Distributing to
                                                        Redeeming
                                                        Investors

(d)  Not Applicable

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None







CUSIP No.  G11152108              13D                Page 7 of 7 Pages
______________________________________________________________________


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Praetorian Offshore Ltd. and Praetorian Institutional Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By:  Harris B. Kupperman
Its: Member Manager
_________________________________
Name/Title





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)